

Mail Stop 3233

May 5, 2017

<u>Via E-mail</u>
Michael A. Alvarado
Chief Legal Officer, Vice President
and Secretary
Five Point Holdings, LLC
25 Enterprise, Suite 300
Aliso Viejo, California 92656

> **Re: Five Point Holdings, LLC**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed April 24, 2017**
> **File No. 333-217213**

Dear Mr. Alvarado:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 56

1. Please include a comparison of the public contribution under the proposed public offering and the effective cash contribution of the officers, directors, promoters and affiliated persons. See Item 506 of Regulation S-K.

Exhibit 5.1

2. We note the assumption in your legality opinion that the Operating Agreement is the only limited liability company agreement, as defined under the Delaware Limited Liability Company Act, of the company. Please tell us the basis for this assumption and provide an analysis as to whether it "assumes away" material facts underlying the opinion,

including whether the securities will be validly issued. Refer to Staff Legal Bulletin No. 19 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856, or Eric McPhee, Senior Staff Accountant, at (202) 551-3693, if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799, or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Jonathan L. Friedman, Esq.
   Skadden, Arps, Slate, Meagher & Flom LLP